

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

Via Email
Edward Meng
Chief Financial Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province 451191
People's Republic of China

    Re: China Gerui Advanced Materials Group Limited
              Form 20-F for Fiscal Year Ended December 31, 2013
              Filed April 30, 2014
              File No. 1-34532

Dear Mr. Meng:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

Risks Related to our Business, page 3

1.   Please consider revising your risk factors in future filings to reflect the potential impact of Chinese government policy shifts on your future liquidity. We note that in your earnings call for the fourth quarter of fiscal year 2013 you stated that "the banking industry has … restricted new loans to the steel industry at the encouragement of the central government." However, you do not specifically discuss the potential impact of this policy shift in your risk factors.

We note the general risk factor on page 11 entitled "*If the PRC imposes restrictions designed to reduce inflation, future economic growth …*"

<u>Our business will suffer if we lose our land use rights. Should our expenditures and … page 9</u>

2.   Please advise as to why the amount that you state in this Form 20-F is consideration for the land use rights in question was reported in your Form 20-F/A filed November 21, 2013, as being consideration for the acquisition of 100% ownership of the Zhengzhou Company.

<u>Information on the Company, page 21</u>

3.   In future filings, please ensure that the information that you include is current. We note that on page 22 you refer to an expansion in the third quarter of 2012 that "will increase [y]our product offerings, which [you] believe will increase [y]our profit margin." In the fiscal year ended December 31, 2013, in which the additional production capacity was on-line, your profit margin dropped precipitously.

<u>Operating and Financial Review and Prospectus, page 28</u>

4.   Please ensure that in future filings you fully discuss the drivers behind changes in your operating results. We note that in your discussion of your operating results in the fiscal year ended December 31, 2012 your revenue decreased due to the 18.6% decrease in your average selling price, but the reason for this decrease is not discussed. Similarly, you note that your gross profit was affected by periods in which your chromium plating lines and 100,000-ton wide-strip production lines were offline, but do not quantify the impact of these periods in which your production lines were idle, either with regards to your revenues or gross profit.

<u>Principal Factors Affecting Our Financial Performance, page 29</u>

5.   We note your disclosure on page 29 that demand for your products has been increasing in recent years and that you expect that this demand trend will continue for the foreseeable future. However, when discussing your results of operations on page 32, you state that customer demand is growing weaker due to a contraction in general domestic business activity in key sectors that your customers operate in. Similarly, your discussion of your product mix and effect on gross margin appears to be at odds with your discussion of your results in fiscal 2013 on page 32, which does not include a discussion of changes in your product mix. We also note the overall decrease in revenue over the past several years. Please ensure that in future filings your disclosure is internally consistent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton, Staff Attorney, at (202) 551-3791, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief